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                                                                      EXHIBIT 99

                                  RISK FACTORS

LACK OF PROFITABILITY; POSSIBLE NEED FOR FUTURE FINANCING

The Company recorded net losses of $3,701,000 and $1,599,000 for the years ended June 30, 2001 and 2000. While the Company had income of approximately $1,576,000 for the year ended June 30, 1999, it had experienced net losses in years past. As the Hyaluronan Division increases production to meet current and future requirements, our direct charges associated with excess plant capacity will decrease; however, research and development costs for GYNECARE INTERGEL Adhesion Prevention Solution ("INTERGEL Solution"), sales and marketing expenses for the Oral Restorative Division, and personnel costs are increasing. In fiscal 2001 and 2000, the Company has recorded charges for unused capacity associated with hyaluronan production, which negatively impacted operating results. These charges are a result of an unanticipated delay in receiving INTERGEL Solution marketing approval in the U.S. from the United States Food and Drug Administration ("FDA"). The Company expects that its Hyaluronan Division gross margins will continue to be negatively impacted until marketing approval for INTERGEL Solution is received and sufficient production and sales volume of INTERGEL Solution is achieved (see Uncertainty of Successful Development of New Hyaluronan Products below).

The Company's ability to generate positive cash flow from operations and achieve profitability is dependent upon the continued expansion of revenue from its hyaluronan and oral restorative businesses. The Company expects its future cash requirements to be covered by cash generated from anticipated operations and from its line of credit facility. No assurance can be given that the Company will attain and maintain positive cash flow before its capital resources are exhausted. The Company has received waivers through fiscal 2002 with respect to certain covenants in the industrial development revenue bonds used to finance its facility. There can be no assurance that waivers will continue to be granted to the Company after fiscal 2002 and thus, such bonds may be required to be redeemed before maturity. If additional financing is necessary, no assurance can be given that such financing will be available and, if available, will be on terms favorable to the Company and its shareholders.

UNCERTAINTY OF SUCCESSFUL DEVELOPMENT OF NEW HYALURONAN PRODUCTS

A significant amount of the Company's anticipated growth is dependent on its ability to develop, manufacture and market new product applications for hyaluronan. Such formulations must be developed, tested and, in most cases, approved for use by appropriate government agencies. Once approved as products, they must be manufactured in commercial quantities and marketed successfully. Each of these steps involves significant amounts of time and expense. There can be no assurance that any of these products, if and when fully developed and tested, will perform in accordance with the Company's expectations, that necessary regulatory approvals will be obtained in a timely manner, if at all, or that these products can be successfully and profitably produced and marketed.

The Company has made a significant investment in the development of INTERGEL Solution, a hyaluronan product used to reduce the incidence of postsurgical adhesions. Clinical trials for certain surgical applications of INTERGEL Solution have been completed. The product is being sold on a selective basis in certain countries outside the U.S. The Company's ability to make commercial sales of INTERGEL Solution in the United States is dependent upon its receipt of Pre-Market Approval ("PMA") from the United Stated Food and Drug Administration ("FDA"). In January 2000, a reviewing panel of the FDA recommended to the FDA that INTERGEL Solution not be approved for use in the United States. After consulting with the FDA, the Company prepared and submitted a major amendment to the PMA in June 2000 to address the concerns raised at the January 2000 panel meeting. After review of the amendment, FDA's Office of Device Evaluation ("ODE") determined that, while the results of clinical testing may appear to be encouraging, in their opinion there was not sufficient information to demonstrate reasonable assurance of safety and effectiveness. Thus, ODE concluded in November 2000 that the PMA was not approvable at this time and notified the Company of the option for Medical Devices Dispute Resolution Panel ("MDDRP") review. That Panel reviewed the Company's PMA in a public meeting on September 6, 2001. The Panel voted unanimously to recommend approval to the FDA's Director of the Center for Devices and Radiological Health regarding GYNECARE INTERGEL Solution. That approval is expected to be forthcoming. However, even if the Company receives approval from the FDA, there can be no assurance that it will receive market acceptance. Failure to achieve significant sales of the product could have a material adverse effect on future prospects for the Company's operations.



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RELIANCE ON MARKETING AND DEVELOPMENT SUPPORT FROM CORPORATE PARTNERS FOR
HYALURONAN DIVISION

The Company has historically developed, manufactured, and marketed its Hyaluronan Division products through long-term strategic alliances with corporate partners. In the case of such relationships, the speed and other aspects of the development project are sometimes outside of the Company's control, as the other party to the relationship often has priorities that differ from those of the Company. Thus, the timing of commercialization of the Company's products under development may be subject to unanticipated delays.

Further, the Company currently has limited direct sales capabilities in the Hyaluronan Division and generally relies upon its corporate partners for marketing and distribution to end-users. The market success of the Company's hyaluronan products generally will depend upon the size and skill of the marketing organizations of the Company's corporate partners, as well as the level of priority assigned to the marketing of the Company's products by these entities, which may differ from the Company's. Should one or more of the Company's strategic alliances fail to develop or market products as planned, the Company's business may be adversely affected. No assurance can be given that the Company will be able to negotiate acceptable strategic alliances in the future or that current strategic alliances will continue.

The development contracts into which the Company enters with corporate partners are long-term agreements that are subject to development milestones, product specifications, and other terms. Consequently, future agreement often is required regarding the course and nature of continued development activities. Contractual issues requiring resolution between the parties have arisen in the past and are expected to arise in the ordinary course of the Company's future development activities. There can be no assurance that all such issues will be successfully resolved.

LIMITED DIRECT SALES AND MARKETING RESOURCES FOR ORAL RESTORATIVE DIVISION PRODUCTS

The Oral Restorative Division markets its products through a direct sales force and a distribution network. Continued growth of the Company's revenues from oral restorative products will depend on the ability of this sales and distribution network to increase the Company's market share by convincing practitioners to use the Company's products over competing established products. No assurance can be given that the sales and distribution network will be successful in increasing or maintaining the Company's market share or sales levels. Failure to maintain and increase the market share of these products would adversely affect the Company's results of operations and financial condition.

COMPETITION

Lifecore is engaged in very competitive segments of the human health care products industry. Competitors of the Hyaluronan and Oral Restorative Divisions in the United States and elsewhere are numerous and include major chemical, dental, medical, and pharmaceutical companies, as well as smaller specialized firms. Many of these competitors have substantially greater capital resources, marketing experience, and research and development resources than the Company. These companies may succeed in developing products that are more effective than any that have been or may be developed by Lifecore and may also prove to be more successful than Lifecore in producing and marketing these products. In addition, the Oral Restorative Division is competing against a number of large established competitors. In order to increase sales, the Division must gain market share from its competitors. There can be no assurance that Lifecore will be able to continue to compete successfully against these competitors.

The Company's primary development project involves INTERGEL Solution for its potential application in reducing the incidence of postsurgical adhesions. Several companies are pursuing anti-adhesion product development, including Alliance Pharmaceuticals, Inc., Anika Therapeutics, Inc., Biomatrix, Inc., Focal, Inc., Genzyme Corporation ("Genzyme"), Gliatech, Inc., Life Medical Sciences, Inc., Osteotech and W.L. Gore & Associates, Inc. Genzyme also sells an ophthalmic hyaluronan component to Alcon Laboratories, Inc. ("Alcon"), the Company's largest customer.

In addition, negative announcements regarding any competitor's products may have a negative impact on the public's perception of the market potential for all similar products, including the Company's products.

There can be no assurance that product introductions by present or future competitors or future technological or health care innovations will not render Lifecore's products and processes obsolete.

PROTECTION OF PROPRIETARY TECHNOLOGY

Lifecore's success depends, to a large extent, on its ability to maintain a competitive technological position in its product areas. While certain of Lifecore's patents have been allowed or issued, there can be no assurance that, to the extent issued, the Company's



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patents will effectively protect its proprietary technology. If other manufacturers were to infringe on its patents, there can be no assurance that the Company would be successful in challenging, or would have adequate resources to challenge, such infringement. Lifecore also relies upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position. There can be no assurance that others will not independently develop such know-how or otherwise obtain access to the Company's technology. While Lifecore's employees, temporary staff, consultants and corporate partners with access to proprietary information are required to enter into confidentiality agreements, there can be no assurance that these agreements will provide the Company with adequate protection from loss of proprietary technology or know-how.

Under current law, patent applications in the United States are maintained in secrecy until patents are issued, and patent applications in foreign countries are maintained in secrecy for a period after filing. The right to a device patent in the United States is attributable to the first to invent the device, not the first to file a patent application. Accordingly, the Company cannot be sure that its products or technologies do not infringe patents that may be granted in the future pursuant to pending patent applications. The Company has not received any notices alleging, and is not aware of, any infringement by the Company of any other entity's patents relating to the Company's current or anticipated products. There can be no assurance, however, that its products do not infringe any patents or proprietary rights of third parties. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from selling its products or could be required to obtain licenses from the owners of such patents or be required to redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. The Company's failure to obtain these licenses or to redesign its products or processes would have a material adverse effect on the Company's business, financial condition, and results of operations.

LACK OF REGULATORY APPROVALS; REGULATION OF EXISTING PRODUCTS

The Company's products under development are considered to be medical devices and, therefore, they require clearance or approval by the FDA before commercial sales can be made in the United States. The products also require approvals of foreign government agencies before sales may be made in many other countries. The process of obtaining these clearances or approvals varies according to the nature and use of the product. It can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. There can be no assurance that any of the required clearances or approvals will be granted on a timely basis, if at all.

In addition, most of the existing products being sold by the Company and its customers are subject to continued regulation by the FDA, various state agencies and foreign regulatory agencies which regulate manufacturing, labeling and record keeping procedures for such products. Marketing clearances or approvals by these agencies can be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance or approval. These agencies can also limit or prevent the manufacture or distribution of the Company's products. A determination that the Company is in violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls or product seizures, injunctions, and, in extreme cases, criminal sanctions.

POSSIBLE LIMITATIONS ON ABILITY TO MANUFACTURE PRODUCTS

The Company has designed its modular facility to permit the production of hyaluronan at levels exceeding current levels of production. However, in the event of a sudden increase in demand for any of the Company's hyaluronan products, the Company will be required to scale-up operations, including the acquisition and validation of additional equipment and training of additional personnel. No assurance can be given that the Company will be able to adequately meet any such demands on a timely basis.

RISK OF INTERRUPTION OF MANUFACTURING

The Company's manufacturing requires extensive specialized equipment. In addition, the Company manufactures its hyaluronan products at one facility. Although the Company has contingency plans in effect for certain natural disasters, as well as other unforeseen events that could damage the Company's facilities or equipment, no assurance can be given that any such events will not materially interrupt the Company's business. In the event of such an occurrence, the Company has business interruption insurance to cover lost revenues and profits. However, such insurance would not compensate the Company for the loss of opportunity and potential adverse impact on relations with existing customers created by an inability to produce its products.




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DEPENDENCE ON MANAGEMENT

The Company's success depends in large part upon the services of its executive officers. The executive officers consist of Dr. James W. Bracke, President and Chief Executive Officer; Dennis J. Allingham, Executive Vice President and Chief Financial Officer; Andre P. Decarie, Vice President of Marketing and Sales, Brian J. Kane, Vice President of New Business Development; and Colleen M. Olson, Vice President of Corporate Administrative Operations. The loss of any one of these individuals may have a material adverse effect on the Company's business and operations. Dr. Bracke has an employment agreement with the Company that extends through November 2001, with automatic renewal options for successive one-year periods. Although the Company is the owner and beneficiary of a life insurance policy covering Dr. Bracke, there can be no assurance that the proceeds of such policy will be sufficient to compensate the Company for the loss of his services. The Company does not have employment agreements with or life insurance on the other officers.

EXPOSURE TO PRODUCT LIABILITY CLAIMS

The manufacture and sale of the Company's products entails a risk of product liability claims. In addition to product liability exposure for its own products, the Company may be subject to claims for products of its customers which incorporate Lifecore's materials. The Company maintains product liability insurance coverage of $1.0 million per claim with an aggregate maximum of $2.0 million for all of its products. The Company also carries a $10.0 million umbrella insurance policy which also covers product liability claims. Lifecore Biomedical SpA also carries product liability insurance in the amount of $1.0 million per claim with an aggregate maximum of $2.0 million. However, there can be no assurance that the Company will have sufficient resources if claims exceed available insurance coverage. While the Company has not experienced any product liability claims to date, a product liability claim, or other claim with respect to uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, there can be no assurance that insurance will continue to be available to the Company and that, if available, the insurance will continue to be on commercially acceptable terms.

POSSIBLE VOLATILITY OF SHARE PRICE

Market prices in the United States for securities of medical technology companies can be highly volatile, and the trading price of the Company's Common Stock could be subject to significant fluctuations in response to quarterly variations in operating results, announcements of the status or results of development projects or technological innovations by the Company or its competitors, government regulation and other events or factors. The volatility in market prices may be unrelated to the operating performance of particular companies. These market fluctuations have in the past materially adversely affected the market price of the Company's Common Stock, and may have such an effect in the future.

ANTI-TAKEOVER CONSIDERATIONS

The Company's charter documents, Minnesota law and the Company's shareholder rights plan include provisions that may discourage or prevent takeover attempts. The Board of Directors of the Company has the authority, without any action by the shareholders, to fix the rights and preferences of any shares of the Company's Preferred Stock to be issued from time to time. Pursuant to the Company's Articles of Incorporation, the Board of Directors is divided into three classes of directors, with each director serving a three-year term. Each year only one class of directors is subject to a shareholder vote, and approximately one-third of the directors belongs to each class. A shareholder desiring to control the Board of Directors must participate in two elections of directors to obtain majority representation on the Board of Directors. In addition, as a Minnesota corporation, the Company is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. The Company also has a shareholder rights plan, commonly referred to as a poison pill, which makes it difficult, if not impossible, for a person to acquire control of the Company without the consent of the Board of Directors. All of these factors could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the then prevailing market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock.

NO DIVIDENDS

         The Company has never paid or declared a dividend on its capital stock and does not anticipate doing so for the foreseeable future.

LEGAL PROCEEDINGS

         In March 2000, the Company was served with a lawsuit by The Straumann Company alleging unfair competition and trade dress infringement surrounding the Company's STAGE-1(TM) Single Stage Implant System. Straumann Company moved for a preliminary injunction, seeking a court order prohibiting Lifecore's continued sale of STAGE-1 Single Stage Implants. The federal court denied Straumann's motion, ruling that Straumann had failed to prove that the claimed "trade dress" was nonfunctional in nature. The Company believes the lawsuit is without merit and intends to vigorously defend this position. However, if the Company does not prevail in this suit, sales of the STAGE-1 Single Stage Implant System would cease and the Company may be liable for damages. This could have a material adverse effect on the Company's business, financial condition and results of operation.

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